Exhibit 99.11

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
VB n° 215/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to : 212 656 5893
Number of pages : 1

Paris, 8th April 2002

Re : Notice of Repurchase of Ordinary Shares of TotalFinaElf

Dear Sirs,

Please be advised that in connection with TotalFinaElf’s share repurchase program, TOTAL FINA ELF S.A. reacquired 2,600,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending March 31st, 2002, through trades executed on the Paris Bourse.

Before these operations, TOTAL FINA ELF S.A. held 20,454,880 shares in treasury. In addition, at March 31st, 2002, 25,082,217 shares were held by various subsidiaries. As a result, TotalFinaElf held an aggregate of 48,137,097 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer